

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail
Mark Scott
Chief Financial Officer
IA Global, INC.
550 N. Reo Street, SUITE 300
Tampa, FL 33609

January 22, 2007

RE: **IA Global, INC.**
        Form 10-K for Fiscal Year Ended December 31, 2004
        Filed April 17, 2006
        File No. 001-15863

Dear Mr. Scott:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director